UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-40155

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form  40-F:

Form 20-F ☒        Form 40-F  ☐

RIDER 1

COSAN LUXEMBOURG S.A. ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS OF UP

TO U.S.$900,000,000 COMBINED AGGREGATE PRINCIPAL AMOUNT OF THE FOLLOWING OUTSTANDING NOTES,

SUBJECT TO THE APPLICABLE CAPS:

Up to U.S.$370,000,000 Aggregate Principal Amount of the Outstanding

U.S.$740,750,000 Aggregate Principal Amount of 5.500% Senior Notes due 2029

(CUSIP Nos. 22113A AB1/ G25343 AB3)

Up to U.S.$330,000,000 Aggregate Principal Amount of the Outstanding

U.S.$550,000,000 Aggregate Principal Amount of 7.500% Senior Notes due 2030

(CUSIP Nos. 22112E AD0/L20041 AF3)

and

Up to U.S.$200,000,000 Aggregate Principal Amount of the Outstanding

U.S.$600,000,000 Aggregate Principal Amount of 7.250% Senior Notes due 2031

(CUSIP Nos. 22112E AE8/ L20041 AG1)

São Paulo, Brazil, January 31, 2025 –  Cosan Luxembourg S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 28, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés) under number B 175.646 (“Cosan Luxembourg”) announced today the commencement of three separate offers to purchase for cash a combined aggregate principal amount of U.S.$900,000,000 (the “Aggregate Maximum Principal Amount”) of Notes (as defined below), subject to the following applicable caps: (i) up to U.S.$370,000,000 aggregate principal amount (such amount, as it may be increased or decreased by Cosan Luxembourg in its sole discretion, the “2029 Notes Maximum Principal Amount”) of its outstanding U.S.$740,750,000 5.500% Senior Notes due 2029 issued by Cosan Luxembourg (the “2029 Notes”); (ii) up to U.S.$330,000,000 aggregate principal amount (such amount, as it may be increased or decreased by Cosan Luxembourg in its sole discretion, the “2030 Notes Maximum Principal Amount”) of its outstanding U.S.$550,000,000 7.500% Senior Notes due 2030 issued by Cosan Luxembourg (the “2030 Notes”); and (iii) up to U.S.$200,000,000 aggregate principal amount (such amount, as it may be increased or decreased by Cosan Luxembourg in its sole discretion, the “2031 Notes Maximum Principal Amount,” and together with the 2029 Notes Maximum Principal Amount and the 2030 Notes Maximum Principal Amount, the “Individual Maximum Principal Amounts” and each an “Individual Maximum Principal Amount”) of the outstanding U.S.$600,000,000 7.250% Senior Notes due 2031 issued by Cosan Luxembourg (the “2031 Notes,” and together with the 2029 Notes and the 2030 Notes, the “Notes”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 31, 2025 (the “Offer to Purchase”), for a purchase price for each series of Notes equal to the applicable Purchase Price (the “Tender Offers” and each a “Tender Offer”).

Each series of Notes is fully, unconditionally and irrevocably guaranteed by Cosan S.A. (“Cosan” or the “Guarantor”). On February 18, 2021, Cosan assumed all of Cosan Limited’s obligations as issuer and principal debtor in respect of the 2029 Notes following the merger of Cosan Limited with and into Cosan. On July 15, 2022, Cosan was substituted by Cosan Luxembourg as issuer and principal debtor in respect of the 2029 Notes. As part of this substitution, Cosan became a guarantor under the 2029 Notes.

Each Tender Offer is a separate tender offer, and each Tender Offer may be individually amended, extended, terminated or withdrawn without amending, extending, terminating or withdrawing any other Tender Offer, at any time prior to the applicable Expiration Time and for any reason, including if any of the conditions specified in the Offer to Purchase of each Tender Offer is not satisfied or waived by the applicable Expiration Time or the applicable Early Tender Date, subject to compliance with applicable law. Capitalized terms not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

The table below summarizes certain payment terms for the Notes:

Notes	CUSIP and ISIN Number(s)	Principal Amount Outstanding	Individual Maximum Principal Amount(1)	Tender Offer Consideration (2)	Early Tender Payment(2)(3)	Total Consideration (2)
5.500% Senior Notes due 2029	CUSIP: 22113A AB1/ G25343 AB3 ISIN: US22113A AB17 /USG25343 AB36	U.S.$740,750,000	U.S.$370,000,000	U.S.$ 911.25	U.S.$ 50.00	U.S.$ 961.25
7.500% Senior Notes due 2030	CUSIP: 22112E AD0/L20041 AF3 ISIN: US22112E AD04/USL20041 AF38	U.S.$550,000,000	U.S.$330,000,000	U.S.$ 982.50	U.S.$ 50.00	U.S.$ 1,032.50
7.250% Senior Notes due 2031	CUSIP: 22112E AE8/L20041 AG1 ISIN: US22112E AE86/USL20041 AG11	U.S.$600,000,000	U.S.$200,000,000	U.S.$ 967.50	U.S.$ 50.00	U.S.$ 1,017.50

(1)	Cosan Luxembourg reserves the right, but is under no obligation, to increase or decrease the Aggregate Maximum Principal Amount and/or the Individual Maximum Principal Amount applicable to any of the Tender Offers at any time, subject to compliance with applicable law, which could result in the purchase of a greater or lesser aggregate principal amount of the applicable series of Notes in the applicable Tender Offer. If Cosan Luxembourg increases or decreases the Aggregate Maximum Principal Amount and/or any Individual Maximum Principal Amount, it does not expect to extend the Withdrawal Deadline with respect to the applicable Tender Offer, subject to compliance with applicable law. There can be no assurance that Cosan Luxembourg will increase or decrease the Aggregate Maximum Principal Amount and/or any Individual Maximum Principal Amount.

(2)	Per U.S.$1,000.00 principal amount of Notes, validly tendered and accepted for purchase (and not validly withdrawn), plus the applicable Accrued Interest (as defined in the Offer to Purchase).

(3)	Included in Total Consideration.

Each of the Tender Offers will expire at 5:00 p.m., New York City time, on March 4, 2025, unless extended, terminated early or withdrawn (such date and time, as the same may be extended, the “Expiration Time”). Holders of each series of Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on February 13, 2025 (such date and time, as it may be extended with respect to each series of Notes, the “Early Tender Date”) in the manner described in the Offer to Purchase, to be eligible to receive the applicable Total Consideration for such Notes, which includes the applicable Tender Offer Consideration and the applicable Early Tender Payment, plus the applicable Accrued Interest for such Notes. If Holders of Notes validly tender Notes after the Early Tender Date but prior to or at the Expiration Time, such Holders will only be eligible to receive the applicable Tender Offer Consideration plus the applicable Accrued Interest.  Additionally, subject to the exceptions in the terms of the Notes, Cosan Luxembourg will pay additional amounts such that the applicable Purchase Price and the applicable Accrued Interest received by Holders after withholding tax, if any, will be equal to the amount that would have been due had there been no withholding tax.

Cosan Luxembourg reserves the right, in Cosan Luxembourg’s sole discretion, to amend or terminate each of the Tender Offers at any time.

Cosan Luxembourg will only accept for purchase Notes in an aggregate principal amount that will not exceed (i) the Aggregate Maximum Principal Amount of U.S.$900,000,000 for the Notes, and (ii) the Individual Maximum Principal Amount of U.S.$370,000,000 for the 2029 Notes, U.S.$330,000,000 for the 2030 Notes and U.S.$200,000,000 for the 2031 Notes. Any Notes validly tendered in the Tender Offers and accepted for purchase may be subject to proration, as described in “Principal Terms of the Tender Offers—Aggregate Maximum Principal Amount, Individual Maximum Principal Amount and Proration” in the Offer to Purchase. Cosan Luxembourg reserves the right, but is under no obligation, to increase or decrease the Aggregate Maximum Principal Amount and/or the Individual Maximum Principal Amount applicable to any of the Tender Offers at any time, subject to compliance with applicable law, which could result in the purchase of a greater or lesser aggregate principal amount of the applicable series of Notes in the applicable Tender Offer. If Cosan Luxembourg increases or decreases the Aggregate Maximum Principal Amount and/or any Individual Maximum Principal Amount, it does not expect to extend the Withdrawal Deadline with respect to the applicable Tender Offer, subject to compliance with applicable law. There can be no assurance that Cosan Luxembourg will increase or decrease the Aggregate Maximum Principal Amount and/or any Individual Maximum Principal Amount.

The Early Tender Date is the last time and day for Holders to tender the Notes in order to be eligible to receive the applicable Total Consideration. Payment for the Notes that are validly tendered and not validly withdrawn prior to or at the Early Tender Date and that are accepted for purchase may be made, at Cosan Luxembourg’s option, on the date referred to as the “Early Settlement Date.” The Early Settlement Date, if it occurs, is expected to be on the second business day after the Early Tender Date in respect of each of the Tender Offers. It is anticipated that the Early Settlement Date, if it occurs, will be on or around February 18, 2025.

If the Early Settlement Date occurs with respect to a series of Notes, payment for the Notes of such series that are validly tendered and not validly withdrawn after the Early Tender Date and prior to or at the Expiration Time and that are accepted for purchase will be made on the date referred to as the “Final Settlement Date.” If no Early Settlement Date occurs with respect to a series of Notes, then payment for all the Notes of such series that are validly tendered and not validly withdrawn at any time prior to the applicable Expiration Time and that are accepted for purchase will be made on the Final Settlement Date. The Final Settlement Date will be promptly following the Expiration Time in respect of the Tender Offers. It is anticipated that the Final Settlement Date will be on or around March 7, 2025, the third business day after the Expiration Time.

Cosan Luxembourg’s obligation to purchase Notes pursuant to each of the Tender Offers is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase under “Conditions of the Tender Offers.”

Neither the Offer to Purchase nor any related documents have been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Tender and Information Agent for the Tender Offers is D.F. King & Co., Inc. Additional contact information of the Tender and Information Agent is set forth below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: +1 (212) 269-5550 (collect)

All others call toll-free: +1 (888) 542-7446

E-mail: cosan@dfking.com

Any questions regarding the terms of the Tender Offers may be directed to the Dealer Managers and requests for additional copies of the Offer to Purchase may be directed to the Tender and Information Agent at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

The Dealer Managers for the Tender Offers are:

Citigroup Global Markets Inc.

388 Greenwich Street, Trading 4th Floor

New York, New York 10013

United States of America

Attn: Liability Management Group

Collect: +1 (212) 723-6106

Toll-Free: +1 (800) 558-3745

Itau BBA USA Securities, Inc. 599 Lexington Avenue, 34th Floor New York, New York 10022 United States of America Attn: Debt Capital Markets Toll Free: +1 (888) 770-4828 Collect: +1 (212) 710-6749	Morgan Stanley &Co. LLC 1585 Broadway, 6th Floor New York, New York 10036 United States of America Attn: Global Debt Advisory Group Toll Free: +1 (800) 624-1808 Collect: +1 (212) 761-1057

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offers are made only by and pursuant to the terms of the Offer to Purchase, and the information in this notice is qualified by reference to the Offer to Purchase. None of Cosan Luxembourg, the Guarantor, the Dealer Managers or the Tender and Information Agent makes any recommendation as to whether Holders should tender their Notes pursuant to the Tender Offers.

Cosan Luxembourg S.A. and Cosan S.A. Investor Relations
Av. Brigadeiro Faria Lima, 4100, 15th Floor
Itaim Bibi, CEP 04538-132 São Paulo, SP, Brazil
Tel: +55 11 3897-9797
E-mail: ri@cosan.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025	COSAN S.A.

	By:	/s/ Rodrigo Araujo Alves
		Name:	Rodrigo Araujo Alves
		Title:	Chief Financial Officer